Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 3, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ply Gem Industries, Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, Ply Gem Industries, Inc., a Delaware corporation (the “Company”), and Ply Gem Holdings, Inc. and certain of the subsidiaries of the Company (collectively, the “Guarantors”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer to exchange $500,000,000 aggregate principal amount of the Company’s 6.50% Senior Notes due 2022 and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes and guarantees that were issued in a transaction exempt from registration under the Securities Act.

The Company has informed us that the filing fee in the amount of $64,400 was wired to the Securities and Exchange Commission’s account at U.S. Bank.

Should you have any questions regarding the Registration Statement, please feel free to contact John C. Kennedy at (212) 373-3025 or jkennedy@paulweiss.com or me at (212) 373-3226 or dsobel@paulweiss.com.

Very truly yours,

/s/ David E. Sobel

David E. Sobel

cc:	Tim Johnson, Esq.

tim.johnson@plygem.com

Ply Gem Industries, Inc.

John C. Kennedy, Esq.

jkennedy@paulweiss.com

Paul, Weiss, Rifkind, Wharton & Garrison LLP